Filed by Brookfield Asset Management Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

Date: March 13, 2019

Brookfield Asset Management O AK T R E E AC Q U I S I T I O N M A R C H 1 3 , 2 0 1 9

Transaction Summary • On March 13, 2019, Brookfield Asset Management (“BAM”) and Oaktree Capital Group (“OAK”) announced an agreement whereby BAM will acquire 62% of OAK • Holders of Oaktree Capital Group, including the founders and certain members of management and employees, will remain 38% owners of OAK • OAK Class A units will be acquired for per unit consideration of either $49.00 in cash or 1.0770 BAM shares at the election of OAK Class A unitholders. Elections will be made on a per unit basis and will be subject to pro-ration such that the total consideration paid by BAM consists of 50% in cash and 50% in BAM shares • The initial transaction will require $4.7 billion of consideration, funded 50/50 with cash and BAM shares (51.4 million shares) • BAM’s Board of Directors has unanimously approved the transaction • The OAK Board of Directors and the Special Committee of OAK’s Board of Directors have unanimously recommended that OAK unitholders approve the transaction • On closing, both BAM and OAK will continue to operate their respective businesses and will continue to be led by their existing management and investment teams • BAM’s existing credit funds will continue under the BAM banner 1

Transaction Benefits • The transaction enables BAM to broaden its product offering to include a premier credit platform, providing global investors one of the most comprehensive offerings of alternative investment products • The two companies together will have $475 billion assets under management and $2.5 billion annual fee-related revenues, making them one of the leading alternative asset managers • We view BAM and OAK as ideal partners, as the existing businesses have limited overlap and both businesses have a value-driven, contrarian investment style with a focus on downside protection of capital • Together, the businesses enable us to deliver returns for investors across all market cycles 2

Oaktree | Company Overview • A leader and pioneer in alternative asset management with $120 billion of AUM • Diversified mix of pro-and counter-cyclical strategies • Strong, risk-adjusted investment performa • Loyal institutional client base • Attractive growth prospects for new and established strategies • Over 950 employees, including 317 investment professionals • Offices in 18 cities across 13 countries worldwide $120 Billion AUM1 10% 4% 2 10% 76% Credit (US$, millions) Distressed debt $ 22,266 High yield bonds 17,397 Senior loans 10,823 Private/alternative credit 7,900 Convertible securities 3,680 Multi-strategy credit 2,725 Emerging markets debt 1,708 OAK Credit 66,499 DoubleLine Capital 24,115 Total Credit2 $ 90,614 Private Equity $ 12,261 Real Assets $ 11,983 Listed Equities $ 4,702 Total OAK AUM $ 119,560 1. As at December 31, 2018. 2. Included within Credit is the proportionate amount of the AUM reported by DoubleLine Capital LP (“DoubleLine Capital”), in which OAK owns a 20% minority interest. Source: Oaktree Capital Group, LLC 4Q2018 Investor Presentation. 3

Oaktree | *Breakdown of Funds*[1]

Brookfield

	% of AUM	% of Fee Revenue	Commitment Term	Incentive Income
Closed-End Funds • Distressed Debt • Private Equity • Real Assets • Private / Alternative Credit	48%	59%	~10 years fund term	✓
Open-End Funds • High Yield Bonds • Convertible Securities • Senior Loans • Emerging Market Equities • Multi-strategy Credit	25%	19%	~30 days	*n.a.*
Evergreen Funds • Value Opportunities • Emerging Markets Debt • Strategic Credit • Value Equities	7%	13%	~90 days to 3 years	✓
DoubleLine	20%	9%	*n.a.*	*n.a.*

1. As at December 31, 2018.

Source: Oaktree Capital Group, LLC 4Q2018 Investor Presentation.

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Brookfield / Oaktree | Business Metrics The two companies together will be one of the leading alternative asset managers with ~$475B of AUM Overall Metrics (as at December 31, 2018) OAK BAM BAM (@ 100%) (@ 100%) Post-privatization1 Assets Under Management $120bn $355bn $475bn Fee Bearing Capital $98bn $138bn $196bn Carry Eligible Capital $53bn $58bn $90bn Asset Manager Earnings2 $0.5bn $1.3bn $1.6bn Invested capital, net3,4 $1.6bn $28.9bn $29.9bn 1. Post-privatization figures based on BAM’s proportionate 60% ownership in OAK on a fully diluted basis, with the exception of AUM which is shown at 100%. 2. OAK asset manager earnings represent the average 2019 fee related earnings analyst forecast, including Opps Xb fund fee revenues, plus the five-year average historical carried interest, net. BAM asset manager earnings represent the sum of 2018 fee related earnings plus realized carried interest, net. 3. Excluding accumulated unrealized carried interest, net. 4. Post-privatization figure excludes the impact of cash consideration used. Source: Oaktree Capital Group, LLC 4Q2018 Investor Presentation; Oaktree Capital Group, LLC 2018 Form 10-K. 5

Important Additional Information and Where to Find it This communication is being made in respect of the proposed merger transaction between Oaktree Capital Group, LLC (“Oaktree”) and Brookfield Asset Management Inc. (“Brookfield”). In connection with the proposed merger, Brookfield will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transaction. A definitive consent solicitation statement/prospectus will also be sent to Oaktree unitholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus will be available, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com. Oaktree and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Oaktree unitholders in respect of the transaction described in the consent solicitation statement/prospectus. Information regarding Oaktree’s directors and executive officers is contained in Oaktree’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 6

Cautionary Note Regarding Forward-Looking Statements Forward-Looking Statements and Information This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and “forward-looking information” within the meaning of Canadian provincial securities laws, which reflect the current views of Brookfield and Oaktree with respect to, among other things, their future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements and information are based on Brookfield’s and Oaktree’s beliefs, assumptions and expectations of their respective future performance, taking into account all information currently available to them. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to their respective operations, financial results, financial condition, business prospects, growth strategy and liquidity. In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; the ability to obtain approval by Oaktree’s unitholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Brookfield’s or Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Brookfield’s or Oaktree’s anticipated revenue and income, which are inherently volatile; changes in the value of Brookfield’s or Oaktree’s investments; the pace of Brookfield’s or Oaktree’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and Class A units; changes in Oaktree’s operating or other expenses; the degree to which Brookfield or Oaktree encounters competition; and general political, economic and market conditions. Any forward-looking statements and information speak only as of the date of this communication or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the caption “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2017, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings. As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Use of Non-IFRS Measures and Other This communication contains references to financial measures which are not generally accepted accounting measures under IFRS and may differ from similar definitions used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing our financial performance and the cash anticipated to be generated by our operations. Such measures should not be considered as the sole indicators of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. Certain values used in this presentation are for illustrative purposes and based on various factors that may or may not materialize, including past performance metrics that may not be indicative of future performance. 7